United States Securities and Exchange Commission

Attn: Mitchell Austin, Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	DSG Global, Inc.
Registration Statement on Form S-1
Filed January 29, 2021
File No. 333-252541

Ladies and Gentlemen:

DSG Global Inc. (the “Company”) provides the following response to the comments contained in the letter of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated February 11, 2021 (the “Comment Letter”), relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Registration Statement on Form S-1

General

1.	Your securities purchase agreement with GHS Investments contemplates a number of “additional closings.” These “additional closings,” per Sections 2.3(c)(iii)-(v) of the agreement, appear to be conditioned on the market price of your common stock being above a certain price. Additionally, the amount of preferred stock GHS Investments is required to purchase appears to depend on the recent trading volume of your common stock. In light of these closing conditions, please remove the shares underlying the preferred stock to be issued in the “additional closings” from this registration statement as GHS Investments does not appear to be irrevocably bound to purchase a set number of securities for a set purchase price. For guidance, consider Question 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations.

Response: The Registration Statement has been revised to clarify that only the shares of common stock underlying the 3,000 shares of Series F Preferred Stock that have previously been purchased by GHS are registered under this Registration Statement.

2.	Please revise to disclose the subscription amount of your securities purchase agreement with GHS Investments.

Response: The Registration Statement has been revised to clarity that GHS has purchased 3,000 shares of Series F Preferred Stock under the Securities Purchase Agreement.

Executive and Director Compensation, page 57

3.	Please revise to provide your executive compensation disclosure for the fiscal year ended December 31, 2020.

Response: The Registration Statement has been revised to disclose the executive compensation for the fiscal year ended December 31, 2020.

Exhibits

4.	Please file your Series F preferred stock certificate of designation as an exhibit.

Response: We have filed the Series F Preferred Stock Certificate of Designation as an exhibit to the Registration Statement.

Thank you for your assistance and review.

Sincerely,

DSG Global Inc.

/s/ Robert Silzer
Robert Silzer
Chief Executive Officer

cc: Chase Chandler, Esq.